Filed Pursuant to Rule 424(b)(5)

Registration No. 333-280909

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 30, 2024)

Tectonic Therapeutic, Inc.

Up to 2,969,583 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 30, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280909). This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 3, 2025 (the “Current Report”). Accordingly, we have attached the Current Report in relevant part to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the proposed offer and resale or other disposition from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 2,969,583 shares of common stock, par value $0.0001 per share, of Tectonic Therapeutic, Inc.

Our Common Stock is listed on the Nasdaq Global Market under the ticker symbol “TECX.” On February 11, 2025, the last reported sales price of our Common Stock was $31.87 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements to it, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 12, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2025

TECTONIC THERAPEUTIC, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	001-38537	81-0710585
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

490 Arsenal Way, Suite 210 Watertown, Massachusetts	02472
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (339) 666-3320

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	TECX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On February 3, 2025, Tectonic Therapeutic, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”). The Purchase Agreement provides that, subject to the satisfaction of customary closing conditions, the Purchasers will purchase an aggregate of 3,689,465 shares (the “Shares”) of common stock, $0.0001 par value per share (“Common Stock”), of the Company, at a price of $50.00 per Share to fund investors and $54.14 per Share to individual investors that are either an officer or director of the Company (the “Private Placement”).

Gross proceeds from the Private Placement are expected to be approximately $185.0 million. The Private Placement is expected to close on or about February 5, 2025, subject to the satisfaction of the closing conditions referenced above. The Company expects the net proceeds from the Private Placement to be used for the advancement of its development pipeline, working capital and other general corporate purposes.

TD Securities (USA) LLC, Leerink Partners LLC, Piper Sandler & Co. and Wells Fargo Securities, LLC acted as placement agents for the Private Placement. The Company has agreed to pay the placement agents customary placement fees in their capacity as placement agents for the sale of the Shares to the Purchasers.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Purchase Agreement, a form of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Registration Rights Agreement

On February 3, 2025, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers, pursuant to which the Company agreed, among other things, to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 to register for resale the Shares within 54 calendar days of the closing of the Private Placement, and to use reasonable best efforts to have the registration statement declared effective at the earliest possible date, but in any event no later than the earlier of (a) the 90th calendar day following the initial filing date or (b) the fifth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Company also agreed to use reasonable best efforts to keep such registration statement effective until the earlier of the date the Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Shares.

The Company has granted the Purchasers customary indemnification rights in connection with the registration statement. The Purchasers have also granted the Company customary indemnification rights in connection with the registration statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, a form of which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 relating to the Private Placement is hereby incorporated by reference into this Item 3.02. Based in part upon the representations of the Purchasers in the Purchase Agreement, the offering and sale of the Shares will be made in reliance on the exemption afforded by Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), and corresponding provisions of state securities or “blue sky” laws. The Shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. Each of the Purchasers has represented that it is an “accredited investor” as defined in Regulation D of the Securities Act, that it is purchasing the Securities solely for the Purchaser’s own account and not for the account of others, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Securities in violation of the Securities Act. The sale of the Securities did not involve a public offering and was made without general solicitation or general advertising.

Neither this Current Report on Form 8-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of Common Stock or other securities of the Company.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement.

10.2	Form of Registration Rights Agreement.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, including without limitation statements regarding the anticipated closing and use of proceeds of the Private Placement and the filing and timing of a resale registration statement. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “should,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various important factors, including risks relating to market conditions, the satisfaction of the customary closing conditions and other risks described under the caption “Risk Factors” in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, and its subsequent filings with the SEC. Any forward-looking statements contained in this Current Report on Form 8-K speak only as of the date hereof, and the Company expressly disclaims any obligation to update any forward-looking statements, whether because of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TECTONIC THERAPEUTIC, INC.

By:	/s/ Daniel Lochner
Daniel Lochner
Chief Financial Officer

Date: February 3, 2025